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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13E-3

                       RULE 13e -- 3 TRANSACTION STATEMENT
           UNDER SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934

                                (AMENDMENT NO. 5)



                             WESTERBEKE CORPORATION
                              (Name of the Issuer)

                             WESTERBEKE CORPORATION
                             JOHN H. WESTERBEKE, JR.
                               GREGORY HAIDEMENOS
                       WESTERBEKE ACQUISITION CORPORATION
                       (Names of Persons Filing statement)

                          COMMON STOCK, $0.01 PAR VALUE
                         (Title of Class of Securities)

                                    957547102
                      (CUSIP Number of Class of Securities)


 FOR WESTERBEKE CORPORATION:    FOR JOHN H. WESTERBEKE, JR., GREGORY HAIDEMENOS
        JOHN J. BUTLER                  AND WESTERBEKE ACQUISITION CORPORATION:
          TORYS LLP                              WALTER W. SIMMERS
       237 PARK AVENUE                           PEPE & HAZARD LLP
   NEW YORK, NY 10017-3142                         GOODWIN SQUARE
        (212) 880-6000                        HARTFORD, CT 06103-4302
                                                   (860) 522-5157

      (Name, Address, and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of the Persons Filing statement)

This statement is filed in connection with (check the appropriate box):

a. [X] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b. [ ] The filing of a registration statement under the Securities Act of 1933.

c. [ ] A tender offer.

d. [ ] None of the above.


Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [ ]

Check the following box if the filing is a final amendment reporting the results of the transaction: [X]

                           CALCULATION OF FILING FEE*

                  TRANSACTION VALUE                                     AMOUNT OF FILING FEE
                  -----------------                                     --------------------
                      $2,669,577                                                $534

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[X] Check the box if any part of the fee is offset as provided by Rule 0 --
11(a) (2) of the Securities Exchange Act of 1934 and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:  $534
Form or Registration No.:  Schedule 14A
Filing Party:  Westerbeke Corporation
Date Filed:  May 23, 2003


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                                 INTRODUCTION

     This Amendment No. 5 to the Rule 13e-3 Transaction statement on Schedule 13E-3 is being filed by (i) Westerbeke Corporation, a Delaware corporation ("Westerbeke"), the issuer of the equity securities that are the subject of the Rule 13e-3 transaction, (ii) John H. Westerbeke, Jr., a natural person and beneficial owner of approximately 57.8% of Westerbeke's common stock ("Mr. Westerbeke"), (iii) Gregory Haidemenos, the Chief Financial Officer and an affiliate of Acquisition Corporation (as defined below), and (iv) Westerbeke Acquisition Corporation, a Delaware corporation ("Acquisition Corporation"), the record owner of 56.2% of Westerbeke's common stock, in connection with the merger of Acquisition Corporation with and into Westerbeke, with Westerbeke as the surviving corporation (the "Merger"). This Amendment No. 5 amends and supplements the Rule 13e-3 Transaction statement on Schedule 13E-3 Schedule 13E-3 and Amendments 1, 2, 3, and 4 thereto (as so amended, the "Schedule 13E-3") previously filed with the Securities and Exchange Commission (the "SEC"). As a result of the Merger, (i) Westerbeke will cease to be a publicly held company and will become a private corporation, all the stock of which will be beneficially owned by Mr. Westerbeke and (ii) each issued and outstanding share of Westerbeke common stock was converted into the right to receive $3.26 in cash, except that shares held in treasury and shares beneficially owned by Mr. Westerbeke or by any holder who properly demands appraisal rights under Delaware law will be cancelled.

     Westerbeke previously filed with the SEC is filing a definitive proxy statement pursuant to Section 14(a) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), pursuant to which the Westerbeke board of directors solicited proxies from stockholders of Westerbeke in connection with the Merger. The information in the proxy statement, including all annexes and exhibits thereto, is expressly incorporated by reference into this Schedule 13E-3 in its entirety and responses to each item in this Schedule 13E-3 are qualified in their entirety by the information contained in the proxy statement and the annexes and exhibits to the proxy statement. Capitalized terms used but not defined in this Schedule 13E-3 have the meanings given to them in the proxy statement.

     The purpose of this Amendment is to file a final amendment to the Schedule 13E-3 to report the results of the Rule 13e-3 transactions pursuant to Rule 13e-3(d)(3).

ITEM 15.  ADDITIONAL INFORMATION

     Other Material Information.

     On March 1, 2004, Westerbeke filed a Certificate of Merger with the Secretary of State of the State of Delaware in connection with the Merger, after having received the requisite vote of the Westerbeke stockholders at the special meeting of stockholders held on February 5, 2004. The Merger became effective as of the date of the filing, at which time (i) each issued and outstanding share of Westerbeke common stock was converted into the right to receive $3.26 in cash, except that shares held in treasury and shares beneficially owned by Mr. Westerbeke or by any holder who properly demands appraisal rights under Delaware law were cancelled; (ii) each Westerbeke stock option outstanding at the Effective Time, whether or not then vested or exercisable, was converted into the right to receive an amount of cash equal to the excess, if any,


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of $3.26 over the applicable exercise price per share of common stock subject to such stock option; and (iii) the separate corporate existence of Acquisition Corporation ceased. Upon completion of the Merger, Westerbeke common stock ceased to trade on the Nasdaq Stock Market and was delisted from the Nasdaq Stock Market.

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                                  SIGNATURES

     After due inquiry and to the best of their knowledge and belief, the undersigned certify that the information contained in this statement is true, complete and correct, on March 4, 2004.


                                           WESTERBEKE CORPORATION

                                           By: /s/ Gregory Haidemenos
                                           --------------------------
                                           Name:  Gregory Haidemenos
                                           Title: Chief Financial Officer

                                           /s/ John H. Westerbeke, Jr.
                                           ---------------------------
                                           John H. Westerbeke, Jr.

                                           /s/ Gregory Haidemenos
                                           ----------------------
                                           Gregory Haidemenos


                                           WESTERBEKE ACQUISITION CORPORATION

                                           By: /s/ John H. Westerbeke, Jr.
                                               ---------------------------
                                           Name:  John H. Westerbeke, Jr.
                                           Title: President